File No. 811-23608

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form N-8B-2

Registration Statement of Unit Investment Trust

Pursuant to Section 8(b) of the Investment Company Act of 1940

Strategas Trust
(Name of Unit Investment Trust and Similar Series of Trusts)

☒ Not The Issuer Of Periodic Payment Plan Certificates

☐ Issuer Of Periodic Payment Plan Certificates

_________________

I.	Organization and General Information

1.	(a)	Furnish name of the trust and the Internal Revenue Service Employer Identification Number. (According to security designation or otherwise, if the trust does not have or does not transact business under any other designation.)

Strategas Trust, a Delaware Statutory Trust (the “Trust”).

The Internal Revenue Service Employer Identification Number for Strategas Trust is 85-6539237.

(b)	Furnish title of each class or series of securities issued by the trust.

Strategas Trust, Series 1-1 and subsequent series.

2.	Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

Strategas Securities, LLC (the “Depositor”)
52 Vanderbilt Avenue 8th floor
New York, NY 10017
Internal Revenue Service Employer Identification Number is: 26-2808341

3.	Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

The Bank of New York Mellon (the “Trustee”)
2 Hanson Place, 12th Floor
Brooklyn, New York 11217
Internal Revenue Service Employer Identification Number is: 13-4941102

is the trustee acting for the series described in the answer to Item 1(b) herein.

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4.	Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

The principal underwriter will be

Strategas Securities, LLC (the “Depositor”)
52 Vanderbilt Avenue 8th floor
New York, NY 10017
Internal Revenue Service Employer Identification Number is: 26-2808341

5.	Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

State of Delaware.

6.	(a)	Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities. (If individual indentures or agreements are entered into with security holders, so state and furnish the date of the first such indenture or agreement.)

Strategas Trust was formed pursuant to the Master Trust Agreement dated as of September 8, 2020 entered into among Strategas Securities, LLC, as Depositor, Alaia Capital, LLC, as portfolio consultant (including any successor, the “Portfolio Consultant”), evaluator (including any successor, the “Evaluator”) and supervisor (including any successor, the “Supervisor”) and the Bank of New York Mellon, as Trustee (the “Master Trust Agreement”).  The Master Trust Agreement is filed as Exhibit A(l)(a) hereto. Each series of the Trust will be created by a Series Trust Agreement (a “Series Trust Agreement”) supplemental to the Master Trust Agreement, a form of which is filed as Exhibit A(1)(b) hereto. The Master Trust Agreement, each Series Trust Agreement and the Standard Terms and Conditions of Trust for Strategas Trust, filed as Exhibit A(1)(c) are referred to, collectively, as the “Trust Agreement.” The responses contained herein summarize, and are qualified in their entirety by, provisions of the Trust Agreement. The Trust shall be composed of one or more separate series of beneficial interests in one or more segregated pools of assets of the Trust (each of which shall be referred to herein as a “Company”) under the Delaware Statutory Trust Act, as amended from time to time (the “DSTA”). Each Company shall be a separate series of trust within the meaning of the DSTA. As such, separate and distinct records shall be maintained for each Company, and the assets of the Trust associated with each Company shall be held in separate and distinct records and accounted for in such separate and distinct records, apart from the assets of the Trust or any other series of the Trust.

It is expected that a Series Trust Agreement for Strategas Trust, Series 1-1 and subsequent series of the Trust will be entered into prior to the filing of an amendment of the Registration Statement on Form S-6 under the Securities Act of 1933, as amended (the “Securities Act”), for each Company, and the securities comprising the portfolio will be listed in the Trust Agreement and in the prospectus for a Company (the “Prospectus”), and said securities will not be selected until at or about the date of their deposit. The Master Trust Agreement provides that the Trust shall continue perpetually unless terminated pursuant to the terms of the Master Trust Agreement.  In no event, however, shall a Company continue beyond the mandatory termination date as may be specified in the relevant Series Trust Agreement (if any).

(b)	Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee. (If this indenture or agreement is the same as set forth in Item 6(a), so state.)

None, except as set forth in Item 6(a).

7.	Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

Strategas Trust has never changed its name.

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8.	State the date on which the fiscal year of the trust ends.

December 31 unless otherwise specified in the Prospectus.

Material Litigation

9.	Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

None

II.	General Description of the Trust and Securities of the Trust

General Information Concerning the Securities of the Trust and the Rights of Holders

10.	Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

(a)	Whether the securities are of the registered or bearer type.

Securities will be of the registered type.

(b)	Whether the securities are of the cumulative or distributive type.

Securities will be generally of the distributive type.

(c)	The rights of security holders with respect to withdrawal or redemption.

See answer to Item 10(d), below.

(d)	The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

Unitholders may redeem their units on any business day.  Redemption shall be made, consistent with the policies included in the Trust Agreement and a Company’s Prospectus, by the Trustee no later than the seventh day following the day on which a tender for redemption is received (the “Redemption Date”) by payment of an amount of cash and/or portfolio securities equivalent to the redemption price (the “Redemption Price”) for such Company multiplied by the number of units being redeemed.  The right of redemption for a Company may be suspended and payment postponed for more than seven calendar days following the day on which tender for redemption is made (1) for any period during which the New York Stock Exchange (“NYSE”) is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission (“SEC”)) trading on the NYSE is restricted; (2) for any period during which an emergency exists as a result of which disposal by the Trustee of portfolio securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the Trust Agreement; or (3) for such other period as the SEC may by order permit.

There can be no assurance that a secondary market for the units of a Company will develop. After the initial offering, while not obligated to do so, the Depositor, and certain other broker-dealers, may, subject to change at any time, maintain a market for units of a Company and to continuously offer to purchase said units at prices determined by the Evaluator.

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Subject to the restrictions set forth in the Prospectus of a Company, Unitholders tendering units for redemption may request an in kind distribution (a “Distribution In Kind”) of Company assets equal to the redemption price per unit as determined as of the evaluation time next following the tender in lieu of a cash redemption; provided, however, that (1) a Distribution In Kind will only be made with respect to an aggregate amount of units permitting a non-fractional, pro-rata distribution of all of the options and securities that make up the portfolio, and will include a pro-rata distribution of the cash and equivalents within the portfolio, (2) the sponsor of the Trust and the trustee have received documentation for the Distribution In Kind in form and substance satisfactory to the sponsor and the trustee, (3) the unitholder has elected the Distribution In Kind at least thirty business days prior to the Series Mandatory Dissolution Date for that Company, and (4) the unitholder maintains an options-eligible account at a broker-dealer. The Distribution In Kind option may be terminated, modified or discontinued at any time by the sponsor of the Trust without notice, and the sponsor of the Trust reserves the right, in its sole discretion, to reject any request for a Distribution In Kind. Any In-Kind Distribution will be reduced by customary transfer and registration charges.

Units are transferable by making a written request to the Trustee.

(e)	If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

Not applicable.

(f)	The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust’s securities or the underlying securities and the relationship of such persons to the trust.

The Trust Agreement may be amended by the Trustee, the Portfolio Consultant and the Depositor or their respective successors without the consent of any of the unitholders:

(i)	to cure any ambiguity or to correct or supplement or change any provisions which may be defective or inconsistent;

(ii)	to change any provision thereof as may be required by the SEC, the Commodity Futures Trading Commission or any other governmental or self-regulatory agency with jurisdiction as to the Trust;

(iii)	to make such provisions as shall not materially adversely affect the interests of the unitholders; or

(iv)	to make such amendments as may be necessary (a) for the Company to continue to qualify as a “regulated investment company” for tax purposes (a “RIC”) if the Company is a RIC, (b) to prevent the Company from being deemed an association taxable as a corporation for federal income tax purposes if the Company has not elected to be taxed as a RIC or (c) for the Company to continue to qualify as a grantor trust for federal income tax purposes if the Company has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).

The Trust Agreement with respect to a Company may also be amended in any respect by the Depositor, Portfolio Consultant and the Trustee, or their respective successors, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66-2/3% of the units then outstanding of such Company, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the Company.  In no event shall any Trust Agreement be amended to increase the number of units of a Company issuable thereunder or to permit, except in accordance with the provisions of such Trust Agreement, the acquisition of any securities in addition to or in substitution for those initially deposited in a Company.  A Company may be dissolved at any time by the unitholders representing 66-2/3% of the units thereof then outstanding.

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No unitholder shall have the right to control the operation and management of any Company in any manner, except to vote with respect to the amendment of the Trust Agreement or dissolution of any Company. Nor shall any unitholders have the right to vote any voting securities, if any, contained in a Company’s portfolio.

(g)	Whether security holders must be given notice of any change in:

(1)	the composition of the assets in the trust.

Yes.

(2)	the terms and conditions of the securities issued by the trust.

Yes.

(3)	the provisions of any indenture or agreement of the trust.

Yes.

(4)	the identity of the depositor, trustee or custodian.

Yes.

(h)	Whether the consent of security holders is required in order for action to be taken concerning any change in:

(1)	the composition of the assets in the trust.

No.

(2)	the terms and conditions of the securities issued by the trust.

Reference is made to the information provided in answer to Item 10(f) above.

(3)	the provisions of any indenture or agreement of the trust.

Reference is made to the information provided in answer to Item 10(f) above.

(4)	the identity of the depositor, trustee or custodian.

No.

(i)	Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other items in this form.

None.

Information Concerning the Securities Underlying the Trust’s Securities

11.	Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

If the trust owns or will own any securities of its regular brokers or dealers as defined in Rule 10b-1 under the Investment Company Act of 1940, as amended, or their parents, identify those brokers or dealers and state the value of the registrants’ aggregate holdings of the securities of each subject issuer as of the close of the registrant’s most recent fiscal year.

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A Company may consist of derivative securities (such as warrants, options, swaps, forward contracts or other derivatives), common stocks, preferred stocks, shares of registered investment companies, interests in public or private funds or commodity pools, other equity securities, bonds, notes, other fixed income securities (including strips and zero-coupon bonds), other evidences of indebtedness, certificates of participation, mortgage-backed securities or other obligations issued or guaranteed by the United States of America or by any agency or instrumentality thereof (plus contract securities, replacement securities, and additional securities, if any, each as defined in the Trust Agreement) (collectively referred to herein as the “Securities”).

The Companies do not intend to own any securities of their regular brokers or dealers or their parents.

12.	If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

(a)	Name of company.

(b)	Name and principal business address of depositor.

(c)	Name and principal business address of trustee or custodian.

(d)	Name and principal business address of principal underwriter.

(e)	The period during which the securities of such company have been the underlying securities.

Not applicable.

Information Concerning Loads, Fees, Charges and Expenses

13.	(a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust’s securities are subject:

(A)	the nature of such load, fee, expense or charge;

(B)	the amount thereof;

(C)	the name of the person to whom such amounts are paid and his relationship to the trust;

(D)	the nature of the services performed by such person in consideration for such load, fee, expense or charge

Units of the Companies are offered at the public offering price thereof. The public offering price per unit is equal to the net asset value per unit determined plus any applicable organization costs plus any accrued interest plus the applicable sales charge referred to in the Company’s prospectus.  The sales load paid per unit will be remitted to the Depositor or an affiliate of the Depositor. The sales load is expected to vary from Company to Company depending upon circumstances including, but not limited to, the type of underlying assets included in a Company’s portfolio and a Company’s maturity. The initial offering period for a Company will last until such time as the total number of units created are sold or as otherwise determined by the Depositor.

Units will be sold through dealers who are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price. Certain commercial banks may make units of a Company available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks.

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The Depositor will receive gross sales charges equal to a percentage of the public offering price and will pay a portion of such sales charges to dealers and agents.  In addition, the Depositor may realize a profit or a loss resulting from (i) the difference between the purchase prices of the Securities to the Depositor and the costs of such Securities to a Company, which may be based on the offering side evaluation of the Securities and (ii) any market making activities with respect to the units. The Depositor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the Securities in a Company. The Depositor may also receive a customary broker’s fee in connection with the deposit of any derivatives into the Trust. In no event will the broker’s fee exceed regulatory maximums.

The Depositor also acts as the Trust’s sponsor and, in such capacity, will receive a fee from the Trust for creating and developing the Trust, including determining the Trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this fee is set forth in a Company’s Prospectus. This fee is deducted from a Company’s assets as of the close of the initial offering period.  No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts.

For providing surveillance services to a Company, the Supervisor will charge a fee as set forth in the Company’s Prospectus, payable monthly and based on the total number of units of the Company outstanding as of January 1 of each year except for a Company during the year or years in which an initial offering period occurs, in which case the fee for a month is based on the number of units outstanding at the end of such month (such annual fee to be pro-rated for any calendar year in which the Supervisor provides services during less than the whole year).

For providing valuation services to a Company, the Evaluator shall receive a fee, as set forth in the Company’s Prospectus, payable monthly and based on the total number of units of the Company outstanding as of January 1 of each year except for a Company during the year or years in which an initial offering period occurs, in which case the fee for a month is based on the number of units outstanding at the end of such month (such annual fee to be pro-rated for any calendar year in which the Evaluator provides services during less than the whole year).

For providing portfolio consulting services to a Company, the Portfolio Consultant shall receive a fee, as set forth in the Company’s Prospectus, payable monthly and based on the total number of units of the Company outstanding as of January 1 of each year except for a Company during the year or years in which an initial offering period occurs, in which case the fee for a month is based on the number of units outstanding at the end of such month (such annual fee to be pro-rated for any calendar year in which the Portfolio Consultant provides services during less than the whole year).

The Trustee receives for its services the fee set forth in a Company’s Prospectus. The Trustee’s fee is calculated and paid monthly and is based on the total number of units of the related Company outstanding as of January 1 for any annual period, the year or years in which an initial offering period occurs, in which case the fee for a month is based on the number of units outstanding at the end of such month (such annual fee to be pro-rated for any calendar year in which the Trustee provides services during less than the whole year). The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in a Company’s capital and income accounts since these accounts are non-interest bearing and any amounts earned thereon are retained by the Trustee.

The fees of each of the Trustee, Depositor, Portfolio Consultant, Evaluator and Supervisor may be increased without approval of unitholders by amounts not exceeding the percentage increase in the Consumer Price Index entitled “All Services Less Rent of Shelter,” published by the U.S. Department of Labor or any equivalent index substituted therefor.  In addition, the Trustee’s fees may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Company to meet scheduled distributions).

Certain expenses incurred by the Depositor in establishing a Company may be paid by the Company to reimburse the Depositor if indicated in the Prospectus. They include, but are not limited to, the cost of the initial preparation and typesetting of the registration statement, prospectuses and other Company documents, the cost of the negotiation and preparation of the Trust Agreement, any agreements, the fees of securities regulators, commodities regulators and federal and state registration fees, the initial valuation and audit of the Company, the initial fees and expenses of the Portfolio Consultant, any licensing fees, the initial fees and expenses of the Trustee, and legal and other out-of-pocket expenses. Such expenses do not include the printing of preliminary prospectuses and prospectuses, expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses.

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With respect to Companies that enter into derivative transactions other than exchange-traded derivatives, the counterparty to any such transaction may receive a fee, the amount of which and timing of payment of which will be disclosed in the related Prospectus.

(b)	For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

Not applicable.

(c)	State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

With respect to a Company, the total fees payable on purchase as well as on an annual basis, as a percentage of the public offering price, will be set forth in the related Prospectus. Some fees such as the creation and development fee and trust operating expenses are fixed amounts and will vary, as a percentage, depending on the net worth of the Company at the time of deduction. The Prospectus will disclose such amounts based on an assumed net worth of the Company.

A reduced sales charge resulting from quantity discounts may apply to purchases of units on any one day by the same purchaser from the same broker or dealer. The reduced sales charge may also be applicable to purchases by the spouse or child of a purchaser or by a trustee or other fiduciary purchasing for a single trust, estate or fiduciary account. The Depositor may permit officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household, parents and trustees, custodians or fiduciaries for the benefit of such persons) of the Depositor or Alaia Capital, LLC and their respective affiliates, or by employees of selling firms and their family members (spouses, children and parents) to purchase units of a Company at a reduced sales charge. In addition, the Depositor may decrease or eliminate the sales charge to investors who purchase units through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed. A reduced sales charge may be offered to investors using the redemption or termination proceeds for a Company to purchase units of another Company. The amounts of such reductions, when determined, will appear in the Prospectus.

(d)	Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriters.

Reference is made to the information provided in answer to Item 13(c), above.

(e)	Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

Reference is made to the information provided in answer to Item 13(c) above.

(f)	State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust’s securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

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Reference is made to the information provided in answer to Item 13(a) for further information.

(g)	State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

Not applicable.

Information Concerning the Operations of the Trust

14.	Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust’s securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

Simultaneously with the receipt of the initial deposing of Securities into a Company, the Trustee will record on its books the ownership, by the Depositor or such other person or persons as may be indicated by the Depositor, of the aggregate number of units specified in the Trust Agreement and will deliver, or on the order of the Depositor will deliver, in exchange for such Securities, documentation evidencing the ownership of the number of the units.

Reference is also made to the information provided in answer to Item 13(a) above.

15.	Describe the procedure with respect to the receipt of payments from purchasers of the trust’s securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

Reference is made to the information provided in answer to Item 13(a) above.

16.	Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

On the initial date of deposit, the Depositor will deliver to the Trustee Securities or contracts for the purchase thereof, an irrevocable letter or credit, or cash for deposit in a Company. In exchange for the Securities and cash so deposited, the Trustee will deliver to the Depositor documentation evidencing the ownership of that number of units set forth in the Company’s Prospectus.  The Depositor has a limited right of substitution for such Securities in the event of a failed contract.  Additional units of a Company may be issued from time to time following the initial date of deposit by depositing in such Company additional Securities or contracts for the purchase thereof together with irrevocable letters of credit or cash, or cash with instructions to purchase additional Securities.  If additional units are issued by a Company as a result of the deposit of additional Securities by the Depositor, the aggregate value of the Securities in the Company will be increased and the fractional undivided interest in the Company represented by each unit will be decreased.  The Depositor may continue to make additional deposits of Securities into a Company following the initial date of deposit, provided that such additional deposits will be in amounts which will maintain, to the extent practicable, the existing percentage relationship among the Securities in such Company.

The Depositor may not alter the portfolios of the Companies by the purchase, sale or substitution of Securities, except in the circumstances noted below. Thus, with the exception of redemption or maturity of Securities in accordance with their terms (and reinvestments made in connection with certain Companies), the assets of the Company will remain unchanged under normal circumstances.

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If necessary, in order to maintain the sound investment character of a Company, the Depositor may sell, liquidate, transfer, terminate or otherwise dispose of Securities on behalf of such Company at such price and time and in such manner as shall be determined by the Depositor and the Portfolio Consultant and to exercise any rights and powers of the Company as a party to a derivative agreement, credit support agreement or any other agreement to which the Company is a party, provided that the Portfolio Consultant has determined in its sole and absolute discretion that any one or more of the following conditions exist with respect to such Securities or derivative transactions:

(i)	that there has been a default in the payment of interest, dividends or other payments or deliveries when due in respect of Securities;

(ii)	that any action or proceeding has been instituted at law or equity seeking to restrain or enjoin the payment of interest, dividends or other payments or amounts in respect of Securities, or that there exists any legal question or impediment affecting such Securities or the payment of interest, dividends or any other amount in respect of the same;

(iii)	that there has occurred any breach of covenant or warranty in any document relating to an issuer of the Securities which would adversely affect either immediately or contingently the payment of interest, dividends or other amounts in respect of the relevant Securities, or the general credit standing of an issuer of Securities or a derivative counterparty or otherwise impair the sound investment character of such Securities or derivative transaction(s);

(iv)	that there has been a default in the payment of interest, dividends, principal of or income or premium, if any, or any other amount payable on any other outstanding obligations of an issuer of Securities;

(v)	that the Portfolio Consultant becomes of the opinion, as evidenced in writing to the Depositor and the Trustee, that the retention of certain Securities or derivative transaction(s) would be detrimental to the Company and to the interest of the unitholders due to (x) a decline in the value of such Security or derivative transaction, (y) a decline in the creditworthiness of an issuer of Securities or a derivative counterparty, or (z) the occurrence of other such credit factors;

(vi)	that such sale or termination is required due to units tendered for redemption or to pay Company expenses;

(vii)	that as of a record date, a Security or is scheduled to be redeemed and paid prior to the related distribution date;

(viii)	that there has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security or a security underlying a derivative transaction, and that in the opinion of the Portfolio Consultant the sale or tender of the Security is in the best interest of the unitholders;

(ix)	that the Security has been removed from the Company’s target index (if applicable) or is over-represented in the Company’s portfolio in comparison to such Security’s weighting in the Company’s target index;

(x)	that the sale of such Securities or the termination of such derivative transactions is required in order to maintain the characterization of the Company for federal income tax purposes;

(xi)	that as result of the ownership of the Security, the Company or its unitholders would be a direct or indirect shareholder of a passive foreign investment company as defined in Section 1297(a) of the Internal Revenue Code; or

(xii)	that due to any law, regulation or regulatory request, rule, standard, guideline, policy, directive or guidance (whether formal or informal) in effect from time to time, it is unlawful or inadvisable for the Company, or it would result in material adverse consequences for the Company, to hold such Securities or be a party to such derivative transactions.

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The proceeds from any such sales, exclusive of any portion which represents accrued interest, will be credited to the relevant Company’s Capital Account (as defined below) for distribution to unitholders.

17.	(a)	Describe the procedure with respect to withdrawal or redemption by security holders.

(b)	Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust’s securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

(c)	Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

A unitholder who does not dispose of units in the secondary market may cause units to be redeemed by the Trustee by tendering units to the Trustee. The redemption process is described in response to Item 10(d).

For all redemptions, that portion of the Redemption Price which represents interest or dividends shall be withdrawn from a Company’s Income Account to the extent available. All other amounts paid on redemption shall be withdrawn from the Company’s Capital Account.  The Trustee is empowered to sell Securities for a Company in order to make funds available or the redemption of units of such Company.  Reference is made to the statements in answer to Item 19(d) above for additional information.

18.	(a)	Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

Income received by each Company, including interest, dividends or other cash distributions on the Securities and any portion of the proceeds from a disposition of Securities which represents accrued interest, is credited by the Trustee to the Company’s Income Account.  All other receipts are credited by the Trustee to a Company’s Capital Account.  The Trustee normally has no cash for distribution to unitholders until it receives interest payments on the Securities comprising the Company.  A unitholder’s income distribution shall be equal to such unitholder’s pro-rata share of the cash balance in the Company’s Income Account (if any) computed as of the close of business on the Record Date (as defined in the Trust Agreement) immediately preceding such income distribution after deduction of (i) any fees and expenses then deductible and (ii) the Trustees’ estimate of other expenses properly chargeable to the Company’s Income Account or the Company’s Capital Account. The Trustee will normally distribute on each income distribution date or shortly thereafter to unitholders of record of such Company on the preceding Record Date.

(b)	Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

Unitholders of a Company may be offered the option to elect to have distributions of principal (including capital gains, if any) or income or both automatically reinvested in units of their Company as may be described in the Prospectus.

(c)	If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling the same.

With respect to each Company, the Trustee may from time to time withdraw from the Company’s Capital Account or the Company’s Income Account such amounts, if any, as the Depositor deems necessary to establish a reserve for any taxes or other governmental charges or other fees or expenses payable out of the Company. Amounts so withdrawn shall be credited to a separate reserve account maintained for a Company (the “Company’s Reserve Account”) as described in the Trust Agreement.

With respect to a Company having derivatives agreements other than exchange-traded derivatives, the Trustee shall establish one or more collateral accounts (each, a “Company’s Collateral Account”) for the purpose of holding collateral under the relevant derivative agreements. A Company’s Series Trust Agreement will set forth the terms and conditions of such collateral accounts.

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With respect to a Company holding derivatives agreements other than exchange-traded derivatives, the Depositor or the Portfolio Consultant shall cause each derivative counterparty to establish one or more collateral accounts in its name with a custodian bank (the “Counterparty Collateral Accounts”) into which the derivative counterparty will deposit assets and establish a lien on the assets of the Counterparty Collateral Account in favor of the Company to secure the performance of the derivative counterparty’s obligations to the Company under the related derivative agreement.

(d)	Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

Not applicable.

19.	Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provision of any indenture or agreement pertaining thereto.

With each distribution, the Trustee will furnish or cause to be furnished to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit. The accounts of each Company are required to be audited annually, at the Company’s expense, by independent auditors designated by the Depositor, unless the Depositor determines that such an audit would not be in the best interest of the unitholders of such Companies.  The accountant’s report will be furnished by the Trustee to any unitholder of such Company upon written request.  Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was the unitholder of the Company, a statement, covering the calendar year, setting forth for the applicable Company:

(A)	as to the Company’s Income Account:

(i)	the amount of income received on the Securities (including income received as a portion of the proceeds of any disposition of Securities);

(ii)	the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the terms of the Services Agreement, if any, and for redemptions;

(iii)	the deductions, if any, from the Company’s Income Account for payment into the Company’s Reserve Account and any subsequent reverse credits from the Company’s Reserve Account back to the Company’s Income Account;

(iv)	the deductions for payment of applicable taxes and fees and expenses of the Trustee, the Depositor, the Portfolio Consultant, the Evaluator, the Supervisor, counsel, auditors and any other expenses paid by the Company;

(v)	the deductions for payment of the Depositor’s expenses of maintaining the registration of the units, if any; and

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(vi)	the net amount remaining after such payments and deductions, expressed both as a total dollar amount and a dollar amount per unit outstanding on the last business day of such calendar year; and

(B)	as to the Company’s Capital Account:

(i)	the net proceeds received due to sale, maturity, redemption, liquidation, termination or disposition of any of the Securities, excluding any portion thereof credited to the Company’s Income Account;

(ii)	the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the terms of the Trust Agreement, if any, and for redemptions;

(iii)	the deductions, if any, from the Company’s Capital Account for payments into the Company’s Reserve Account and any subsequent reverse credits from the Company’s Reserve Account back to the Company’s Capital Account;

(iv)	the deductions for applicable taxes and fees and expenses of the Trustee, the Depositor, the Portfolio Consultant, the Evaluator, the Supervisor, counsel, auditors and any other expenses paid by the Company;

(v)	the deductions for payment of the Depositor’s expenses of organizing the Company;

(vi)	the deductions for payment of deferred sales charge and creation and development fee, if any;

(vii)	the deductions for payment of the Depositor’s expenses of maintaining the registration of the units, if any; and

(viii)	the net amount remaining after distribution of principal and deductions expressed both as a dollar amount and as a dollar amount per unit outstanding on the last business day of the calendar year; and

(C)	as to each Company’s Collateral Account (if applicable): such information as set forth in the Trust Agreement; and

(D)	as to the Company’s Reserve Account: any credits to or reductions from the Company’s Reserve Account from either the Company’s Income Account or the Company’s Capital Account and the deductions, if any, from the Company’s Reserve Account for payment of applicable taxes or governmental charges, if any, fees and expenses (including auditing fees) of the Trustee, the Depositor, the Portfolio Consultant, the Evaluator, the Supervisor and counsel (if any); and

(E)	with respect to each Company, the following information:

(i)	a list of the Securities held as of the last business day of such calendar year and a list which identifies all securities credited and debited during such calendar year, if any, such list separately identifying the Securities held in each of the Company’s Collateral Accounts containing Company assets, if any;

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(ii)	the relevant quantities of derivative transactions and information detailing any increases or decreases to the quantities of derivative transactions during such calendar year;

(iii)	the number of units outstanding on the last business day of such calendar year;

(iv)	the unit value based on the last evaluation of such Company made during such calendar year and the date of such evaluation; and

(v)	the amounts actually distributed during such calendar year from the Company’s Income Account and the Company’s Capital Account, separately stated, expressed both as total dollar amounts and as a dollar amount per unit outstanding on the record dates for such distributions.

20.	State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

(a)	Amendments to such indenture or agreement.

Reference is made to the information provided in answer to Item 10(f).

(b)	The extension or termination of such indenture or agreement.

Reference is made to the information provided in answer to Item 10(f).

(c)	The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

See Item 20(d).

(d)	The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

The Trustee may be removed by the Depositor and the Portfolio Consultant upon 30 days prior written notice to the Trustee. The Trustee may resign upon 30 days prior written notice to the Depositor and the Portfolio Consultant. No resignation or removal of the Trustee shall be effective except upon the appointment of a successor Trustee. If no successor has been appointed within such 30 day period, the Trustee or the Depositor may, at the expense of the Trust, petition a court to appoint a successor Trustee.

The Trustee shall be a corporation organized and doing business under the laws of the United States or any state thereof, which is authorized under such laws to exercise corporate trust powers and having at all times an aggregate capital, surplus, and undivided profits of not less than $5,000,000. In case at any time the Trustee shall not meet these requirements, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the Trustee in an involuntary case, or the Trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the Trustee or for any substantial part of its property shall be appointed, or the Trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the Trustee’s performance as shall be reasonably established from time to time by the Depositor, or if the Depositor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the Trustee or (2) one or more grossly negligent acts on the part of the Trustee with respect to a Company, the Depositor may remove the Trustee and appoint a successor trustee as provided in the preceding paragraph.

Any entity into which the Trustee may be merged or with which it may be consolidated, or any entity resulting from any merger or consolidation to which the Trustee shall be a party, or any entity which succeeds to all or substantially all of the corporate trust business of the Trustee, shall be the successor trustee under the Trust Agreement without the execution or filing of any paper, instrument or further act to be done on the part of the parties to the Trust Agreement, except as may be required by applicable law.

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(e)	The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

Reference is made to the information provided in answer to Item 20(f).

(f)	The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

If at any time the Depositor shall resign or fail to perform any of its duties under the Trust Agreement; or shall become incapable of acting or shall be adjudged bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may:

(i)	appoint a successor depositor at rates of compensation deemed by the Portfolio Consultant to be reasonable and not exceeding such reasonable amounts as may be defined by the SEC,

(ii)	terminate the Trust Agreement and liquidate the Companies as provided therein, or

(iii)	continue to act as Trustee without terminating the Trust Agreement. .

The Depositor and the Portfolio Consultant are liable for the performance of their respective obligations arising under the Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from taking any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own willful malfeasance, bad faith or gross negligence.  Neither the Depositor nor the Portfolio Consultant shall be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.

21.	(a)	State the substance of the provisions of any indenture or agreement with respect to loans to security holders

Not applicable.

(b)	Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

The following items should be covered:

(1)	The name of each person who makes such agreements or arrangements with security holders.

(2)	the rate of interest payable on such loans.

(3)	The period for which loans may be made.

(4)	Costs or charges for default in repayment at maturity.

(5)	Other material provisions of the agreement or arrangement.

Not applicable.

(c)	If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

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Not applicable.

22.	State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

The Depositor, Portfolio Consultant, Evaluator and Supervisor are liable for the performance of their obligations arising under the Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from taking any action in good faith or for errors in judgment, except in cases of gross negligence, bad faith or willful misconduct.

None of the Depositor, the Portfolio Consultant, the Evaluator or the Supervisor shall be liable or responsible in any way for depreciation or loss incurred by reason of any sale of any Security or termination of any derivative transaction or by reason of the failure to make any such sale or termination.

The Trust Agreement provides that the Trustee shall be under no liability for any action taken or for refraining from taking any action in good faith in reliance upon prima facie properly executed documents except by reason of its own gross negligence, bad faith or willful misconduct, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities. In the event that the Depositor has failed to act, the Trustee may act and shall not be liable for any action taken by it in good faith.  The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the income thereon.  In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The unitholders and the Trustee may rely on any valuation furnished by the Evaluator and shall have no responsibility for the act or the receipt thereof. The Trust Agreement provides that the determinations made by the Evaluator shall be in good faith upon the basis of the best information available to it. The Evaluator shall be under no liability to the unitholders or any party to the Trust Agreement for errors, provided, however, that the Evaluator shall not be protected against any liability to which they would otherwise be subject by reason of gross negligence, bad faith or willful malfeasance in the performance of their duties.

23.	Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

No bonding arrangement exists for individual officers, directors or employees.

24.	State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23, inclusive.

Alaia Capital, LLC serves as Portfolio Consultant, Evaluator and Supervisor for the Company as of the date of this document. Reference is made to information provided in answer to Item 13(a).

The Depositor or the Portfolio Consultant may direct the dissolution of a Company if a default, termination event or similar event under a derivative agreement, if any, has occurred. The derivative agreement will provide that the occurrence of any of the following with respect to a derivative counterparty or a Company, as applicable, constitutes an event of default under the derivative agreement:

1.	the derivative counterparty or Company fails to make, when due, any payment under the derivative agreement, and such failure is not remedied by the first business day after notice of such failure is given to the derivative counterparty or Company, as applicable;

2.	subject to limited exceptions, the derivative counterparty fails to comply with or perform an obligation or agreement and such failure is not remedied by the thirtieth day after notice of such failure is given to the derivative counterparty;

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3.	failure of the derivative counterparty or Company to comply with the collateral arrangement under the derivative agreement;

4.	subject to limited exceptions, the derivative counterparty makes or is deemed to make a representation that proves to have been incorrect or misleading in any material respect when made;

5.	the occurrence or existence of a default or other similar event in respect of the derivative counterparty under one or more agreements relating to borrowed money which has resulted in such debt becoming due and payable (or, if at maturity, amounts due and payable) in a stated aggregate amount; or

6.	the derivative counterparty or the Company are subject to certain insolvency events which, in general, involve events such as dissolutions; general assignments for the benefit of creditors; the institution of a voluntary or involuntary proceeding seeking a judgment of insolvency or bankruptcy; passing resolutions for winding-up or liquidation and like-kind events.

The occurrence of the following with respect to a derivative counterparty or the Company constitutes a termination event (a “termination event”) under the derivative agreements:

7.	it becomes unlawful for the derivative counterparty or the Company to comply with any material provision of the derivative agreements as a result of legislative, regulatory or judicial action;

8.	due to a change in tax law or in the application or official interpretation of any tax law, the derivative counterparty or Company will, or there is a substantial likelihood that it will, on the next distribution date under the derivative agreements be required to pay to the other party an additional tax amount or receive a payment from which a tax amount is required to be deducted or withheld; or

9.	in the case of the derivative counterparty, the Company on the next distribution date under the derivative agreements be required to pay to the other party an additional tax amount or receive a payment from which a tax amount is required to be deducted or withheld, in either case as a result of the derivative counterparty merging with another entity.

III.	Organization, Personnel and Affiliated Persons of Depositor

Organization and Operations of Depositor

25.	State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

Strategas Securities, LLC is a limited liability company formed in the state of New York on December 6, 2007.

26.	(a)	Furnish the following information with respect to all fees received by the depositor of the trusts in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

Not applicable, as no fees have been received by the Depositor or its affiliates in connection with the exercise of any functions or duties concerning any unit investment trust.

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(b)	Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment advisor of such company:

(1)	The nature of such fee or participation.

(2)	The name of the person making payment.

(3)	The nature of the services rendered in consideration for such fee or participation.

(4)	The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

Not applicable, as no fees have been received by the Depositor of a Company from any underlying investment company or any affiliated person or investment advisor of such company.

27.	Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust.

If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor’s activities therewith. If the depositor has ceased to act in such named capacities, state the date of and circumstances surrounding such cessation.

The Depositor is registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member of FINRA and a member of the Securities Investor Protection Corporation (“SIPC”).

Officials and Affiliated Persons of Depositor

28.	(a)	Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

The Strategas Securities, LLC Form BD filed with the SEC makes available the requested information and is hereby incorporated by reference.

(b)	Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

The Strategas Securities, LLC Form BD filed with the SEC makes available the requested information and is hereby incorporated by reference.

Companies Owning Securities of Depositor

29.	Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

The Strategas Securities, LLC Form BD filed with the SEC makes available the requested information and is hereby incorporated by reference.

Controlling Persons

30.	Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42, who directly or indirectly controls the depositor.

No other person directly or indirectly controls the Depositor.

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Compensation of Officers and Directors of Depositor

Compensation of Officers of Depositor

31.	Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

(a)	directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration.

(b)	directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

(c)	indirectly or through subsidiaries to each of the officers or partners of the depositor.

Not Applicable.

Compensation of Directors

32.	Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

(a)	The aggregate direct remuneration to directors;

(b)	Indirectly or through subsidiaries to directors.

Not Applicable.

Compensation to Employees

33.	(a)	Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

(b)	Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (Specify). If a person is employed in more than one capacity, classify according to predominant type of work.

Not Applicable.

Compensation to Other Persons

34.	Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

Not Applicable.

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IV.	Distribution and Redemption of Securities

Distribution of Securities

35.	Furnish the names of the states in which sales of the trust’s securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discounted, indicating by appropriate letter the status with respect to each state.

(A)	No sales of a Company’s securities are currently being made.

(B)	The Depositor intends to qualify the units for sale in a number of states which may vary from Company to Company. The names of such states have not been determined but will be as of the initial date of deposit of the initial Company but are currently anticipated to include all fifty states.

(C)	None.

36.	If sales of the trust’s securities have at any time since January 1, 1936, been suspended for more than a month, describe briefly the reasons for such suspension.

 Not applicable.

37.	(a)	Furnish the following information with respect to each instance where, subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

(1)	Name of officer, agency or body.

(2)	Date of denial.

(3)	Brief statement of reason given for denial.

Not applicable.

(b)	Furnish the following information with regard to each instance where subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

(1)	Name of officer, agency or body.

(2)	Date of revocation.

(3)	Brief statement of reason given for revocation.

Not applicable.

38.	(a)	Furnish a general description of the method of distribution of securities of the trust.

(b)	State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

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The Trust will enter into a Principal Underwriting Agreement pursuant to which the Depositor will act as principal underwriter in the form attached hereto as Exhibit A(3)(A), and may enter into other underwriting agreements with other principal underwriters in the future. The Depositor will use its best efforts to solicit orders to purchase units of each Company and in connection therewith locate and negotiate dealer agreements with the dealers referenced in Item 38(c). The Depositor will receive and may re-allow all or any portion of the applicable sales charge referenced in Item 38(c). The Principal Underwriting Agreement will be effective as of the initial date of deposit and is terminable on demand, by either party, on 60-days prior written notice to the other party. The Principal Underwriting Agreement will terminate automatically and immediately in the event of its assignment.

(c)	State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesman, etc., with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(C).

Units will be sold through dealers who are members of FINRA and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price. Certain commercial banks may make units of a Company available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks.

The Depositor may allow dealers and agents a concession or agency commission in connection with the distribution of units during the initial offering period. The Depositor reserves the right to change the dealer discounts set forth in a Company’s Prospectus from time to time. In addition to such discounts, the Depositor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of a Company and other unit investment trusts created by the Depositor. The difference between the discount and the sales charge will be retained by the Depositor.

Information Concerning Principal Underwriter

39.	(a)	State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

Reference is made to the answer to Item 25.

(b)	State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

Reference is made to the answer to Item 27.

40.	(a)	Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

Not applicable, as no fees have been received by the principal underwriter of the Trust in connection with the exercise of any functions concerning securities of a Company during the period in question.

(b)	Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment advisor of such company.

(1)	The nature of such fee or participation.

(2)	The name of the person making payment.

(3)	The nature of the services rendered in consideration for such fee or participation.

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(4)	The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

Not applicable.

41.	(a)	Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

Reference is made to information provided in answer to Item 27 above.

(b)	Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

Not applicable.

(c)	Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

Not applicable.

42.	Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

Not applicable.

43.	Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

Not applicable.

Offering Prices of Acquisition Valuation of Securities of the Trust

44.	(a)	Furnish the following information with respect to the method of valuation used by the trust for the purpose of determining the offering price to the public of securities issued by the trust or the evaluation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

(1)	The source of quotations used to determine the value of portfolio securities.

(2)	Whether opening, closing, bid, asked or any other price is used.

(3)	Whether price is as of the day of sale or as of any other time.

(4)	A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

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(5)	Other items which registrant adds to the net asset value in computing offering price of its securities.

(6)	Whether adjustments are made for fractions:

(i)	before adding distributor’s compensation (load) and

(ii)	after adding distributor’s compensation (load).

The Evaluator will determine the value of the assets of a Company (the “Evaluation”). The Evaluation of Securities shall be determined in the following manner:

During the initial offering period of a Company, the evaluation for each Security (other than a derivative transaction) shall be made in the following manner: (i) with respect to Securities for which market quotations are readily available, such evaluation shall be made on the basis of the current market value of such Securities; and (ii) with respect to other Securities, such evaluation shall be made on the basis of the fair value of such Securities as determined in good faith by the Evaluator.

With respect to derivative transactions, (i) if options or futures positions held by a Company are exchange traded, those options and futures positions will be valued based on the last official closing price on or prior to the evaluation time on the primary exchange for such position provided that there is an operating market-clearing mechanism at the relevant time of determination, or if none, on the last available price prior to the evaluation time or such other price as the Evaluator may determine based on its good faith determination of the fair value of such derivative transaction; (ii) if the derivative transaction is not traded on an exchange, the Evaluator will determine the value of based on its good faith determination of the fair value of such derivative transaction in its reasonable discretion taking into consideration factors, including, but not limited to, (a) the net amount to be paid to or received by the Company in connection with an early termination of such derivative transaction as determined pursuant to the relevant derivative agreement on the valuation date by the related derivative counterparty or any third party pricing service retained by the Evaluator, (b) current prices for the derivative transaction as obtained from investment dealers or brokers who customarily deal in financial instruments comparable to the derivative transaction and/or (c) prices for comparable futures contracts, options or securities.

If the Securities are listed on a national or foreign securities exchange and market quotations of such Securities are readily available, the market value of such Securities shall generally be based on the last available closing sale price on or immediately prior to the evaluation time on the exchange or market which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the Securities are listed thereon.  In the case of fixed income securities and other securities, the Evaluator will generally determine the value of these Securities during the initial offering period based on the ask or offer side evaluations of the Securities determined (a) on the basis of current ask prices of such Securities, (b) if ask prices are not available for any particular Security, on the basis of current ask prices for comparable securities, (c) by determining the value of Securities on the ask side of the market by appraisal, or (d) by any combination of the above.  If the Company holds Securities denominated in a currency other than U.S. dollars, the evaluation of such Security shall be converted to U.S. dollars based on current offering side exchange rates (unless the Evaluator deems such prices inappropriate as a basis for valuation).

After the initial offering period of units of a Company, the evaluation of the Securities shall be made in the manner described above on the basis of current bid prices for such Securities and the bid side value of any relevant currency exchange rate expressed in U.S. dollars.

Based on the prices of the Securities computed by the Evaluator, the Trustee will determine the net asset value for a Company as of the close of business (i) on the last Business Day of the year, (ii) on the day on which any unit is tendered for redemption and (iii) on any other day desired by the Trustee or requested by the Depositor or the Portfolio Consultant.  Such evaluations will take into account and itemize separately (1) the moneys on hand in the Company (other than moneys declared held in trust to cover contracts to purchase Securities and cash deposited into the Reserve Account) or moneys in the process of being collected from matured interest coupons or securities matured or called for redemption prior to maturity, (2) the value of each issue of the Securities in the Company as last determined by the Evaluator as described above, and (3) all other income from the Securities (including dividends receivable on the Securities trading ex-dividend as of the date of such valuation) as of the evaluation time on the date of such evaluation together with all other assets of such Company.  For each such evaluation there will be deducted from the sum of the above (i) amounts representing any applicable taxes or governmental charges payable out of the Company and for which no deductions have previously been made for the purpose of addition to the Reserve Account of such Company, (ii) amounts representing accrued expenses of the Company including but not limited to unpaid fees and expenses of the Trustee, the Portfolio Consultant, the Evaluator, the Depositor, the Supervisor and counsel, in each case as reported by the Trustee to the Evaluator on or prior to the date of evaluation, (iii) amounts representing unpaid organization costs, (iv) if the Prospectus for a Company provides that the creation and development fee, if any, accrues on a daily basis, amounts representing unpaid accrued creation and development fees, (v) if the Prospectus for a Company provides that the deferred sales charge, if any, accrues on a daily basis, amounts representing unpaid accrued deferred sales charge, and (vi) moneys held for distribution to Unitholders of record of such Company as of a date prior to the evaluation then being made.  Adjustments for fractions will generally be made before adding the distributor’s compensation.

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Reference is made to the information stated in answer to Item 10(d) above, as well as to the answer to Item 13(a).

(b)	Furnish a specimen schedule showing the components of the offering price of the trust’s securities as at the latest practicable date.

Not applicable.

(c)	If there is any variation in the offering price of the trust’s securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

Reference is made to the statements in answer to Item 13(c).

45.	Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

(a)	By whose action redemption rights were suspended.

(b)	The number of days’ notice given to security holders prior to suspension of redemption rights.

(c)	Reason for suspension.

(d)	Period during which suspension was in effect.

Not applicable.

Redemption Valuation of Securities of the Trust

46.	(a)	Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

(1)	The source of quotations used to determine the value of portfolio securities.

(2)	Whether opening, closing, bid, asked or any other price is used.

(3)	Whether price is as of the date of sale or as of any other time.

(4)	A brief description of the methods used by registrant for determining other assets and liabilities including accruals for expenses and taxes (including taxes on unrealized appreciation).

(5)	Other items which registrant deducts from the net asset value in computing redemption value of its securities.

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(6)	Whether adjustments are made for fractions.

The Redemption Price for units of each Company is computed by the Evaluator as of the evaluation time set forth in the Prospectus next occurring after the tender of units for redemption and on any other business day desired by:

(a)	adding:

(1)	the moneys on hand in the Company other than cash deposited in the Company to purchase Securities not applied to the purchase of such Securities;

(2)	the aggregate value of each issue of the Securities held in the Company as determined by the Evaluator on the basis of prices therefor computed as described in the response to Item 44(a); and

(3)	all other income from the Securities (including dividends receivable on the Securities trading ex-dividend as of the date of such valuation) as of the date of computation;

(b)	deducting therefrom:

(1)	amounts representing any applicable taxes or governmental charges payable out of the Company and for which no deductions have been previously made for the purpose of additions to the Company’s Reserve Account described in Item 18(c);(2

(2)	an amount representing estimated accrued expenses of the Company including but not limited to fees and expenses of the Trustee (including legal and auditing fees and any insurance costs), the Evaluator, the Portfolio Consultant, the Depositor and counsel, if any;

(3)	cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and

(4)	other liabilities incurred by the Company; and

(c)	finally dividing the results of such computation by the number of units of the Company outstanding as of the date thereof.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a certain percentage of the principal amount of a unit redemption if the Trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations.  Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return.

(b)	Furnish a specimen schedule showing the components of the redemption price to the holders of the Company’s securities as at the latest practicable date.

Not applicable.

Purchase and Sale of Interests in Underlying Securities from and to Security Holders

47.	Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the evaluation is not or may not be actually incurred or expended, explain the nature of such item and who may benefit from the transaction.

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Reference is made to information provided in answer to Items 10(d) and 16.

In connection with redemptions, the computation of Redemption Price is identical to that set forth in Item 44.

V.	Information Concerning the Trustee or Custodian

48.	Furnish the following information as to each trustee or custodian of the trust:

(a)	Name and principal business address:

(b)	Form of organization.

(c)	State or other sovereign power under the laws of which the trustee or custodian was organized.

(d)	Name of governmental supervising or examining authority.

The Trustee is The Bank of New York Mellon, a banking corporation organized under the laws of the state of New York with its principal executive office located at One Wall Street, New York, New York 10286 and its unit investment trust division office at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. The Trustee is subject to supervision by the Superintendent of the New York State Department of Financial Services, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

49.	State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

Reference is made to the information provided in answer to Item 13(a).

50.	State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

The fees and expenses owing to the Trustee are secured by a lien on the Company. These are charges relating solely to a particular Company and shall be charged only to that Company.

Reference is also made to the information provided in answer to Item 13(a).

VI.	Information Concerning Insurance of Holders of Securities

51.	Furnish the following information with respect to insurance of holders of securities:

(a)	The name and address of the insurance company.

(b)	The types of policies and whether individual or group policies.

(c)	The types of risks insured and excluded.

(d)	The coverage of the policies.

(e)	The beneficiaries of such policies and the uses to which the proceeds of the policies must be put.

(f)	The terms and manner of cancellation and of reinstatement.

(g)	The method of determining the amount of premium to be paid by holders of securities.

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(h)	The amount of aggregate premiums paid to the insurance company during the last fiscal year.

(i)	Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

(j)	The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

Not applicable.

VII.	Policy of Registrant

52.	(a)	Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment advisor or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

Reference is made to the information provided in answer to Items 6(a) and 16 above.

(b)	Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

(1)	Title of security.

(2)	Date of elimination.

(3)	Reasons for elimination.

(4)	The use of the proceeds from the sale of the eliminated security.

(5)	Title of security substituted, if any.

(6)	Whether depositor, principal underwriter, trustee or custodian or any affiliated person of forgoing were involved in the transaction.

(7)	Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

Not applicable.

(c)	Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

(1)	the grounds for elimination and substitution;

(2)	the type of securities which may be substituted for any underlying security;

(3)	whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

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(4)	whether such substituted securities may be the securities of another investment company; and

(5)	the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

Reference is made to the information provided in answer to Item 16.

(d)	Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

None.

Regulated Investment Company

53.	(a)	State the taxable status of the trust.

The Companies will either be structured as grantor trusts or a regulated investment company as defined in Section 851 of the Internal Revenue Code for federal tax purposes.

(b)	State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code, and state its present intention with respect to such qualifications during the current taxable year.

The Trust was not in existence during the last taxable year; however some Companies may elect to qualify as a regulated investment company as defined in Section 851 of the Internal Revenue Code. Certain other Companies will be structured so that they are not associations taxable as corporations under the Internal Revenue Code.

VIII.	Financial and Statistical Information

54.	If the Company is not the issuer of periodic payment plan certificates furnish the following information with respect to each class or series of its securities:

Not applicable since information relates to registrant’s past 10 fiscal years.

(Items 55, 56, 57 and 58 inapplicable since they relate only to periodic payment plan certificates.)

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Financial Statements

Financial Statements of the Trust

1.	Consent of Certified Public Accountants.

 Not applicable.

2.	Statement of Financial Condition of the Trust.

Not applicable.

Financial Statements of the Depositor

1.	Balance Sheet

Reference is made to Exhibit D filed herewith.

2.	Profit and Loss Statement

Reference is made to Exhibit D filed herewith.

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Exhibits

Exhibit A(1)(a)

Master Trust Agreement.

Exhibit A(1)(b)

Form of Series Trust Agreement.

Exhibit A(1)(c)

Form of Standard Terms and Conditions of Trust.

Exhibit A(1)(d)

Certificate of Trust.

Exhibit A(3)(a)

Form of Principal Underwriting Agreement.

Exhibit A(3)(b)

Form of Dealer Agreement.

Exhibit A(5)

Form of Unit Certificate.

Exhibit A(6)(a)

Articles of Organization

Exhibit A(6)(b)

Not applicable

Exhibit A(9)

Form of Derivative Agreement (to be filed by amendment).

Exhibit A(11)

Form of Code of Ethics of Trust and Depositor.

Exhibit D

Financial Statements of the Depositor as of December 31, 2019.

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Signatures

Pursuant to the requirements of the Investment Company Act of 1940, Strategas Securities, LLC, the Depositor of the registrant, has caused this registration statement to be duly signed on behalf of the registrant in the City of New York and State of New York on the17th day of September, 2020.

Strategas Trust

By:	Strategas Securities, LLC
as Depositor

By: /s/ Jason Trennert
Name: Jason Trennert
Title: Chief Executive Officer

Attest:

By: /s/ Nicholas Bohnsack
Name: Nicholas Bohnsack
Title: President and Chief Operating Officer

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